Mail Stop 4561

January 24, 2007

Mr. Walker R. Stapleton
Chief Executive Officer and CFO
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472

>   **Re: SonomaWest Holdings, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed January 23, 2007**
>   **File No. 000-01912**

Dear Mr. Stapleton:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 23, 2007

1.   We note that you have engaged Macias Gini & O'Connell LLP as your independent public auditor. It appears to us that there may have been a change at the auditing firm recently as the registered name with the PCAOB does not match exactly with the firm name listed above. Please tell us the nature of the change at Macias Gini & O'Connell LLP and when they anticipate having their registration with the PCAOB effective.

SonomaWest Holdings, Inc.
January 24, 2007

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at (202) 551-3439.

Sincerely,

Howard Efron
Staff Accountant